

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 1, 2016

Michael T. Sicoli
Chief Financial Officer
GTT Communications, Inc.
7900 Tysons One Place
Suite 1450
McLean, VA 22102

> **Re:** **GTT Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 9, 2016**
> **Form 8-K filed August 4, 2016**
> **File No. 1-35965**

Dear Mr. Sicoli:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures

Unlevered Free Cash Flow, page 20

We note that you reconcile net income to adjusted EBITDA and to unlevered free cash flows. Clarify for us whether you only use unlevered free cash flow as a performance measure. If so, and since unlevered free cash flow is typically considered a liquidity measure, please revise the title of this measure to appropriately reflect the measure you have presented such as Adjusted EBITDA less Capital Expenditures. Tell us in more detail how this measure assists you in evaluating your performance and how you use this measure in evaluating your capital expenditures. Also, provide additional insight describing why you believe this measure assists investors in evaluating you relative to your peers in the telecommunication industry. Please also consider our comment in the preparation of your quarterly earnings releases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications